United States securities and exchange commission logo





                              June 1, 2023

       Giacomo Dall   Aglio
       Chief Financial Officer
       Kaleyra, Inc.
       85 Broad Street
       New York, NY 10004

                                                        Re: Kaleyra, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed March 16,
2023
                                                            Form 10-Q for
Fiscal Quarters Ended March 31, 2023
                                                            Filed May 10, 2023
                                                            File No. 001-38320

       Dear Giacomo Dall   Aglio:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for Fiscal Quarters Ended March 31, 2023

       Note 5. Goodwill and Intangible Assets, Net, page 14

   1. We note subsequent to your acquisition of mGage your stock price, market capitalization, and operating results
continued to decline, and the book value of your shareholders equity exceeded your
market capitalization at March 31, 2023; however, we noted no revisions to your
disclosures related to goodwill under critical accounting estimates in
                                                        MD&A in subsequent
quarterly filings that address these factors. Please revise future filings to address if
and how declines in your stock price, market capitalization, and operating results
impact your determination to test goodwill for impairment as of an interim date and, if
not, explain why not. Please also revise future filings to explain how you consider market
capitalization in determining the estimated fair values of the reporting units. Refer
to ASC 350-20-35-3C, ASC 350-20-35-22 to 24, and ASC 350-20-
                                                        35-30.
 Giacomo Dall   Aglio
Kaleyra, Inc.
June 1, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376
or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameGiacomo Dall   Aglio                      Sincerely,
Comapany NameKaleyra, Inc.
                                                          Division of
Corporation Finance
June 1, 2023 Page 2                                       Office of Technology
FirstName LastName